October 02, 2015

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kevin W. Vaughn, Accountant Branch Chief

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 30, 2015
File No. 001-32305

Dear Mr. Vaughn:

We are submitting this letter to respond to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), contained in your letter dated September 10, 2015 (the “Comment Letter”), in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2014 (No. 001-32305) (the “Form 20-F”), filed by Corpbanca (“CorpBanca”) with the SEC on April 30, 2015.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 20-F.  Responses to these comments are set forth in this letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F.  All page number references in CorpBanca’s responses are to page numbers in the Form 20-F.

We have also underlined and italicized our proposed changes to the Form 20-F and consolidated financial statements that will be included in future filings.

Form 20-F for the Fiscal Year Ended December 31, 2014
Notes to the Consolidated Financial Statements
Note 1 – General Information and Summary of Significant Accounting Policies, page F-9
(f) Assets and liabilities measurement and classification criteria, page F – 15
f.8, Offsetting, page F-21

1.
You disclose here that you offset financial asset and liability balances if there is a legally enforceable right to offset the recorded amounts and to the extent you intend to either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Clarify to us how you complied with the disclosure requirements within paragraph 13A – 13F of IFRS 7 as it relates to financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with paragraph 42 of IAS 32. To the extent you had no enforceable master netting agreements in place for the periods ended, revise your future filings to disclose that fact.

We acknowledge the Staff’s comments and respectfully advise that we have no enforceable master netting agreements in place for the periods presented in our 2014 20-F.

We respectfully advise that in future filings we will provide the following disclosure in Section (f) Assets and liabilities measurement and classification criteria, Note 8, Offsetting as set forth below:

f.8 Offsetting

Financial asset and liability balances are offset only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. The Bank has/had no enforceable master netting arrangement or similar agreement during the years presented herein.

Operating and Financial Review and Prospects, page 123
Results of Operations for the Years Ended December 2013 and 2014, page 132
Allowances for Loan Losses, page 135

2.
You disclose that your allowances for loan losses increased approximately 9.2% primarily due to the growth in your loan portfolio and that despite the increase in your allowances your asset quality was unchanged from 2013 to 2014. For purposes of providing greater transparency into your credit quality situation, please revise your future filings to address the following and discuss the changes in your allowances and provisions for loan losses in greater detail:

We acknowledge the Staff’s comments and respectfully advise that to better understand CorpBanca’s Risk Indices (Allowances for Loan Loss / Total Loans) it is important to consider that CorpBanca’s loan portfolio is comprised of two types of loans in terms of their origination: (i) loans originated as a part of our day-to-day activities; and (ii) loans acquired through business combinations. The latter refers to loans that became part of our portfolio as a result of the acquisitions of CorpBanca Colombia and Helm Bank.

IFRS 3 Business Combination, provides that: “The acquirer shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business combination that are measured at their acquisition-date fair values because the effects of uncertainty about future cash flows are included in the fair value measure.” Therefore, for loans acquired through business combinations, no allowance for loan losses is recorded at the combination or acquisition date.

Our discussion of risk index above, however, includes an adjustment for acquired loans to reflect the total of the portfolio by adding back the valuation allowance for the contractual cash flows that are deemed to be uncollectible at the date of acquisition. We advise that this adjusted risk index mentioned above is not used in the calculation of our allowance under IFRS. According to this information, our unadjusted risk index as of December 31, 2013 and 2014 (calculated using general ledger balances) was:

(As reported in 2014's 20-F)

	2013		2014		% Change from 2014/2013

	MCh$		MCh$

Total loans	Ch$	12.897.681	Ch$	14.029.875	8,8%
Allowances for loan losses		126.039		137.605	9,2%
Allowances for loan losses as a percentage of total loans		1,0%		1,0%	0,4%

And our adjusted risk index as of December 31 is re-calculated as follows:

	2013		2014		% Change from 2014/2013

	MCh$		MCh$

Total loans	Ch$	13.079.521	Ch$	14.211.349	8,7%
Allowances for loan losses		307.879		319.445	3,8%
Allowances for loan losses as a percentage of total loans		2,4%		2,2%	-4,5%

We respectfully advise that based on the aforementioned accounting treatment and adjusted analysis:

-	Discuss the fact that your non-performing loans increased by approximately 27.4% from December 31, 2013 to 2014.

Non-performing loans and past due loans increased by approximately 27.4% and 29.0%, respectively, as of December 31, 2013 compared to December 31, 2014. These increases primarily resulted from: (i) a corporate loan (Invermar S.A., previously classified as a deteriorated loan -C5 category- that was 92 days past due in December 31, 2014) as a consequence of a negotiation process that was not concluded as of December 31, 2014 but was successfully accomplished during the first quarter 2015; and (ii) other past due corporate loans but given that they were previously classified as impaired loans (in the Cs level categories) their expected incurred loss did not change (it is worth to note that at the date of their impairment classification neither of these loans were over 90 days past due). As a result of this situation, we had to cause that loan to be classified as past due but did not require additional provisions to the one recognized at the beginning of that negotiation period; it is important to highlight that the negotiation was concluded during the first quarter 2015, allowing CorpBanca to fully release the provision for this loan. Therefore, these increases in non-performing loans and past due loans did not require an increase in allowances for loan losses.

In future filings, in case we face a similar situation, which is not necessarily recurrent, we will include a more detailed explanation.

-	Discuss how you considered the fact that while that your write-offs declined slightly, your overdue loans, non-performing loans, and impaired loans all increased during the periods presented.

When comparing write-off evolution between 2013 and 2014:

1.      2013 write-offs were particularly impacted by a specific corporate loan (La Polar S.A.) which involved a write-off of Ch$4,565 million.

2.      When the La Polar S.A. loan is excluded from the analysis, write-off levels would have been stable in 2014 when compared to 2013 (instead of slightly declining).

3.      Loans and receivables are written-off (the entire unpaid principal balance and related accrued interest balance) when we have determined that there is no longer any realistic prospect of recovery of part or all of the loans and receivable. The typical time frames from initial impairment to write-off are as follows:

Type of loans
Consumer loans with or without collaterals	6 months

Consumer leasing	6 months

Other non-real estate leasing operations	12 months

Other operations without collaterals	24 months

Commercial loans with collaterals	36 months

Real estate leasing (commercial and mortgage)	36 months

Mortgage loans	48 months

-
Clearly discuss how, when determining the amount of your allowance, you considered the fact that the percentage of your allowance for loan losses as percent of overdue loans, non-performing loans and impaired loans all decreased significantly.

As aforementioned, when loans are acquired through a business combination, there is not a separate valuation allowance recognized as of the acquisition date for those assets that were measured at their fair market value at their acquisition-date, because the effect of uncertainty about future cash flows was included in the fair value measure. Therefore, for loans acquired through business combination -such as the acquisition of CorpBanca Colombia in 2012 and Helm Bank in 2013- allowances for loan losses are part of the fair market value. The latter has had a direct impact in coverage ratios for both non-performing loans and past due loans (calculated using general ledger balances) as shown in the following table:

(As reported in 2014’s 20-F)

		2013		2014	% Change from 2014/2013
		MCh$		MCh$
Total loans	Ch$	12.897.681	Ch$	14.029.875	8,8%
Past due loans (1)		64.091		82.650	29,0%
Non-performing loans (2)		141.667		180.536	27,4%
Impaired loans (3)		393.102		406.199	3,3%
Allowances for loan losses		126.039		137.605	9,2%
Allowances for loan losses as a percentage of total loans		1,0%		1,0%	0,4%

Allowances for loan losses as a percentage of non-performing loans		89,0%		76,2%	-14,3%
Allowances for loan losses as a percentage of impaired loans		32,1%		33,9%	5,7%
Allowances for loan losses as a percentage of past due loans		196,7%		166,5%	-15,3%

When coverage ratios are re-calculated in order to apply similar accounting treatment to the acquired loan portfolio through business combination, we have:

		2013		2014	% Change from 2014/2013
		MCh$		MCh$
Total loans	Ch$	13.079.521	Ch$	14.211.349	8,7%
Past due loans (1)		64.091		82.650	29,0%
Non -peforming loans (2)		141.667		180.536	27,4%
Impaired loans (3)		393.102		406.199	3,3%
Allowances for loan losses		307.879		319.445	3,8%
All owanees for lean losses as a percentage of total loans		2,4%		2,2%	-4,5%

Allowances for loan losses as a percentage of non-performing loans		217,3%		176,9%	-18,6%
Allowances for loan losses as a percentage of impaired loans		78,3%		78,6%	0,4%
Allowances for loan losses as a percentage of past due loans		480,4%		386,5%	-19,5%

Therefore, relevant coverage remained stable in 2014 compared to 2013 and only captured the fact that in 2104 CorpBanca increased its commercial loans to low risk clients and at the same time strengthened its collaterals position to mitigate the debtors’ risk. The type of collateral enabled CorpBanca to decrease its allowances for loan losses.

-
Revise this discussion to provide a more granular discussion of the changes in your asset quality, including the change to the balances and ratios mentioned above in this comment as well as the changes in asset quality as presented in your tables on page F-183 and F-184.

We respectfully advise that in future filings we will disclose the comparative tables included in bullet points 1 and 3 above.

Regarding tables on pages F-183 and F-184, please note that past due loans and non-performing loans are part of the impairment loans disclosed in those tables. We respectfully advise that in future filings we will disclose the corresponding allowances for loans losses for each category as set forth below to contribute to a more granular discussion:

Individual Portfolio																Group Portfolio
		Normal Portfolio								Impaired Portfolio					Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Sub Total	B3	B4	Impaired	Sub Total	Total			Subtotal	Total General
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MCh$	MM$	MM$	MM$	MCh$	MM$	MM$	MM$	MM$	MM$
(from Millions of Ch$)
Loans and receivables to banks
Allowances for loan losses
As percentage of total loans

Commercial Loans:
Allowances for loan losses
As percentage of total loans

Consumer Loans
Allowances for loan losses
As percentage of total loans

Mortgage Loans
Allowances for loan losses
As percentage of total loans

Total loans and receivable to customers
Allowances for loan losses
As percentage of total loans

Consolidated Financial Statements
Note 34 – Financial Assets and Liabilities Measured at Fair Value, page F-164

3.
Tell us how you complied with the disclosure requirements within paragraph 93(b) of IFRS 13 as it requires the disclosure of non-recurring fair value measurements by the level of the fair value hierarchy.

We acknowledge the Staff’s comments and respectfully advise that in future filings Note 34 “financial assets and liabilities at fair value” will be complemented as follows:

Measurement at fair value of items not valued on a recurrent
As of December 31, 201X	Note	Estimate of Fair Value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable (Level 2)	Significant unobservable imports (Level 3)
		MC$	MC$	MC$	MC$
ASSETS
Cash and deposits in banks	XX
Cash in the process of collection	XX
Investments under agreements to resell	XX
Loan and receivables from banks	XX
Loans and receivables from customers	XX
Held to maturity investments	XX

LIABILITIES

Current accounts and demand deposits	XX
Cash in the process of collection	XX
Obligations under repurchase agreements	XX
Time deposits and saving accounts	XX
Borrowings from financial institutions	XX
Debt issued	XX
Other financial obligations	XX

CorpBanca acknowledges that:

•	CorpBanca is responsible for the adequacy and accuracy of the disclosure in Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Form 20-F; and

•	CorpBanca may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.
Yours truly,

/s/ Eugenio Gigogne
Eugenio Gigogne Chief Financial Officer Tel: 562-2660-2351 Eugenio.gigogne@corpbanca.cl
c.c.           Ms. Yolanda Trotter

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com